----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                                                     OMB Number: 3235-0145
                         UNITED STATES               Expires: August 31, 1999
                SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                    Washington, D.C. 20549           hours per form.......14.90
               ------------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )*

                            OVERSEAS FILMGROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   690337 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Christopher J. Cooney
                        Rosemary Street Productions, LLC
                              222 East 44th Street
                            New York, New York 10017
                            Telephone: (212) 867-4030
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                  June 20, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  690337 10 0                               Page 2 of 11 Pages
---------------------------------            --------------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Rosemary Street Productions, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                        (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     10,846,425 Shares
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      10,846,425 Shares
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,846,425 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  690337 10 0                                Page 3 of 11 Pages
------------------------------                 --------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Christopher J. Cooney
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  10,846,425 Shares
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     -0-
           WITH             ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     10,846,425 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,846,425 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  690337 10 0                              Page 4 of 11 Pages
----------------------------                  ---------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Jeffrey Cooney
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                          (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
                            ----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  10,846,425 Shares
         OWNED BY           ----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     -0-
           WITH             ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    10,846,425 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,846,425 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                              |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  690337 10 0                                Page 5 of 11 Pages
-----------------------------               -----------------------------------



Item 1. Securities and Issuer

     The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of Overseas Filmgroup, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 8800 Sunset Boulevard, Third Floor, Los Angeles, California 90069.

Item 2. Identity and Background

     This statement is filed on behalf of Rosemary Street Productions, LLC ("Rosemary Street"), Christopher J. Cooney ("C. Cooney") and Jeffrey Cooney ("J. Cooney"). Rosemary Street, C. Cooney and J. Cooney are collectively referred to as the "Reporting Persons."

     Rosemary Street's business address is 222 East 44th Street, New York, New York 10017. Rosemary Street is an entertainment holding company. C. Cooney is one of the two designated managers and the President of Rosemary Street. J. Cooney is one of the two designated managers and the Creative Director for Rosemary Street. C. Cooney and J. Cooney are the only officers of Rosemary Street. Each of C. Cooney's and J. Cooney's business addresses is the same as that of Rosemary Street. C. Cooney and J. Cooney are brothers.

     Rosemary Street is a limited liability company organized and existing under the laws of the State of Delaware. C. Cooney and J. Cooney are citizens of the United States.

     C. Cooney and J. Cooney are both officers and directors of the Issuer. Pursuant to written employment agreements, both dated as of June 20, 2000, C. Cooney is employed as the Co-Chairman of the Board and Chief Executive Officer of the Issuer and J. Cooney is employed as the Executive Vice President - Creative Affairs of the Issuer. These persons took these positions as a result of a securities purchase by Rosemary Street consummated on June 20, 2000 (described in Item 6 below).

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

CUSIP No.  690337 10 0                                 Page 6 of 11 Pages
--------------------------------             -----------------------------------


Item 3. Source and Amount of Funds or Other Consideration

     Rosemary Street used corporate working capital funds to acquire the Common Stock reported upon in this Schedule 13D as owned by it. C. Cooney and J. Cooney did not acquire any of the Common Stock and are only being reported in this
Schedule 13D for their beneficial ownership in Rosemary Street's interest.

Item 4. Purpose of Transactions

     Rosemary Street acquired the securities specified in Item 5 of this
Schedule 13D for investment purposes. The Reporting Persons may undertake one or more of the actions set forth below.

     (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. Rosemary Street owns 904,971 shares of Series A Preferred Stock. The Series A Preferred Stock is convertible at the holder's option, at any time prior to October 15, 2001, into two shares of Common Stock. On October 15, 2001, any shares of Series A Preferred Stock that remain outstanding will automatically be converted. Rosemary Street also owns five-year warrants ("Warrants") to purchase up to 2,313,810 shares of the Issuer's Common Stock at an exercise price of $3.40 per share and an option ("Option") to purchase an additional 1,625,260 shares of the Issuer's Common Stock for an aggregate purchase price of $4,000,000. The Warrants are immediately exercisable and expire on June 19, 2005. The Option is immediately exercisable and expires on September 17, 2000.

     The Issuer currently owns 17,454 shares of common stock of Yahoo! Inc. ("Yahoo Shares"). Pursuant to the purchase agreement (as described in Item 6 below), if the average daily closing bid price of the common stock of Yahoo! Inc. listed on Nasdaq for the 20 trading days commencing on the first day that the Issuer can sell the Yahoo Shares free of the Issuer's "lock-up" agreement with Yahoo! Inc. is $110 or less, then the Issuer will issue to Rosemary Street 650,729 shares of Common Stock and 115,527 shares of Series A Preferred Stock at no additional cost to Rosemary Street.

     Other than the rights described above, none of the Reporting Persons has any agreements to acquire any additional Common Stock at this time.

     (b) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Persons have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

     (c) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to engage in a private offering of its securities for the purpose of raising additional working capital.

     (d) In connection with the purchase by Rosemary Street of the shares of Common Stock, Series A Preferred Stock, Warrants and Option reported on in this

CUSIP No.  690337 10 0                                 Page 7 of 11 Pages
-----------------------------                ---------------------------------

Schedule 13D as owned by it, Rosemary Street, C. Cooney and J. Cooney entered into an Securities Purchase Agreement, dated May 3, 2000, with the Issuer pursuant to which three individuals serving as its directors resigned, the Issuer's board of directors was increased from seven members to nine members, and five individuals were appointed to fill the vacancies created by the resignations and the expansion of the board. C. Cooney and J. Cooney were among the five individuals that were appointed to fill the vacancies on the Issuer's board. In addition, on the same date, Rosemary Street, C. Cooney and J. Cooney entered into a voting agreement with the Issuer, Ellen Dinerman Little, Robert
B. Little (together with Ellen Little, referred to as the "Littles") and MRCo., Inc. The voting agreement provides that: (i) so long as Robert Little is employed as President of the Issuer or the Littles own no less than 5% of the Issuer's issued and outstanding voting securities, Rosemary Street will nominate and vote for Mr. Little to serve as a member of the Issuer's board of directors;
(ii) so long as C. Cooney and J. Cooney own, in the aggregate, directly or indirectly, no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for C. Cooney and J. Cooney to serve as members of the Issuer's board of directors; and
(iii) so long as MRCo. owns no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for Joseph Linehan to serve as a member of the Issuer's board of directors. The voting agreement further provides that if the size of the Issuer's board of directors is increased from nine members to eleven members prior to June 20, 2002, Rosemary Street has the right to nominate for election or appoint as directors the two persons to fill the vacancies created by the increase. The Littles have agreed to vote all of their voting securities of the Issuer for the election of Rosemary Street's two nominees in this situation.

     Except as discussed above, the Reporting Persons do not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     Rosemary Street is the beneficial owner of 10, 846,425 shares of Common Stock of the Issuer. This amount includes 5,097,413 issued and outstanding shares of Common Stock, 1,809,942 shares of Common Stock issuable upon conversion of 904,971 shares of Series A Preferred Stock, 2,313,810 shares of Common Stock issuable upon exercise of the Warrants and 1,625,260 shares of Common Stock issuable upon exercise of the Option. Rosemary Street has sole voting and dispositive power over such shares. Rosemary Street beneficially owns 69.7% of the Issuer's outstanding shares of Common Stock.

     C. Cooney does not directly own any shares of Common Stock of the Issuer.
C. Cooney has shared voting and dispositive power over 10,846,425 shares of Common Stock because he is one of the two designated managers and one of the two officers of Rosemary Street. Therefore, C. Cooney beneficially owns 69.7% of the

CUSIP No.  690337 10 0                               Page 8 of 11 Pages
------------------------------              -----------------------------------

Issuer's outstanding shares of Common Stock. As an officer and director of the Issuer, C. Cooney in the future may be issued options to purchase additional shares of Common Stock under the Issuer's 1996 Basic Stock Option and Stock Appreciation Rights Plan.

     J. Cooney does not directly own any shares of Common Stock of the Issuer.
J. Cooney has shared voting and dispositive power over 10,846,625 shares of Common Stock because he is one of the two designated managers and one of the two officers of Rosemary Street. Therefore, J. Cooney beneficially owns 69.7% of the Issuer's outstanding shares of Common Stock. As an officer and director of the Issuer, J. Cooney in the future may be issued options to purchase additional shares of Common Stock under the Issuer's 1996 Basic Stock Option and Stock Appreciation Rights Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     On May 3, 2000, the Rosemary Street entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Issuer pursuant to which Rosemary Street purchased (i) 5,097,413 shares of Common Stock, (ii) 904,971 shares of Series A Preferred Stock and (iii) Warrants to purchase up to 2,313,810 shares of Common Stock at an exercise price of $3.40 per share, for a cash purchase price of $17,000,000 (collectively, the "Securities"). The Series A Preferred Stock is convertible at the holder's option, at any time prior to October 15, 2001, into two shares of Common Stock. On October 15, 2001, any shares of Series A Preferred Stock that remain outstanding will automatically be converted. The Warrants are immediately exercisable and will expire on June 19, 2005. Pursuant to the Purchase Agreement, Rosemary Street was also granted an Option to purchase up to an additional 1,625,260 shares of Common Stock for an aggregate purchase price of $4,000,000. The Option is immediately exercisable and expires on September 17, 2000. The Purchase Agreement was consummated on June 20, 2000.

     Rosemary Street has agreed that it will not offer, sell, contract to sell, pledge, gift or otherwise dispose of, directly or indirectly, the Securities or any of the voting or dispositive rights to any of the Securities to any person, except in accordance with Rule 144 under the Securities Act of 1933, as amended ("Securities Act"), and any applicable state securities laws, subject to certain exceptions.

     Rosemary Street has also agreed that for a period of two years ending on June 19, 2002, it (or anyone that it transfers the Securities or any of the underlying Common Stock to the Securities) will not take any direct or indirect action to cause the Issuer to register any of the Securities or underlying Common Stock to the Securities for any public sale or distribution pursuant to the Securities Act or any applicable state securities laws, unless Rosemary Street or its transferees have obtained written consent of the Littles (which may be withheld in their discretion), or if the Littles do not beneficially own 5% or more of the outstanding Common Stock of the Issuer at the time Rosemary Street or its transferees desire to publicly sell any of its Securities, then upon the unanimous consent of the Issuer's board of directors.

     Simultaneously with the closing of the Purchase Agreement, three individuals serving on the Issuer's board of directors resigned, the Issuer's board was increased from seven members to nine members, and five individuals were appointed to fill the vacancies created by the resignations and the expansion of the board. C. Cooney and J. Cooney were among the five

CUSIP No.  690337 10 0                               Page 9 of 11 Pages
-----------------------------              ------------------------------------


individuals that were appointed to fill the vacancies on the Issuer's board. In addition, on the same date, Rosemary Street, C. Cooney and J. Cooney entered into a voting agreement with the Issuer, the Littles and MRCo., Inc. The voting agreement provides that: (i) so long as Robert Little is employed as President of the Issuer or the Littles own no less than 5% of the Issuer's issued and outstanding voting securities, Rosemary Street will nominate and vote for Mr. Little to serve as a member of the Issuer's board of directors; (ii) so long as
C. Cooney and J. Cooney own, in the aggregate, directly or indirectly, no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for C. Cooney and J. Cooney to serve as members of the Issuer's board of directors; and (iii) so long as MRCo. owns no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for Joseph Linehan to serve as a member of the Issuer's board of directors. The voting agreement further provides that if the size of the Issuer's board of directors is increased from nine members to eleven members prior to June 20, 2002, Rosemary Street has the right to nominate for election or appoint as directors the two persons to fill the vacancies created by the increase. The Littles have agreed to vote all of their voting securities of the Issuer for the election of Rosemary Street's two nominees in this situation.

Item 7.        Material to be Filed as Exhibits
               ---------------------------------
      1.       Joint Filing Agreement

      2. Securities Purchase Agreement, dated May 3, 2000, between the Issuer and Rosemary Street (incorporated by reference from Exhibit 10.35 of the Issuer's Current Report on Form 8-K/A filed on June 29, 2000).

      3. Voting Agreement among the Issuer, Rosemary Street, Robert Little, Ellen Little, MRCo., Inc., C. Cooney and J. Cooney (incorporated by reference from Exhibit 10.46 of the Issuer's Current Report on Form 8-K/A filed on June 29, 2000).

      4. Employment Agreement between C. Cooney and the Issuer (incorporated by reference from Exhibit 10.41 of the Issuer's Current Report on Form 8-K/A filed on June 29, 2000).

      5. Employment Agreement between J. Cooney and the Issuer (incorporated by reference from Exhibit 10.42 of the Issuer's Current Report on Form 8-K/A filed on June 29, 2000).

CUSIP No.  690337 10 0                              Page 10 of 11 Pages
--------------------------------           ------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2000


                             ROSEMARY STREET PRODUCTIONS, LLC

                                /s/ Christopher J. Cooney
                             By:___________________________________
                                Name:   Christopher J. Cooney
                                Title:  President

                                /s/ Christopher J. Cooney
                              _____________________________________
                              Christopher J. Cooney

                                /s/ Jeffrey Cooney
                              _____________________________________
                              Jeffrey Cooney

CUSIP No.  690337 10 0                             Page 11 of 11 Pages
-----------------------------             -------------------------------------

                                                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

     AGREEMENT dated as of June 29, 2000, among Rosemary Street Productions, LLC, Christopher J. Cooney and Jeffrey Cooney (collectively, the "Parties").

     Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, par value $.001 per share, of Overseas Filmgroup, Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

     Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                             ROSEMARY STREET PRODUCTIONS, LLC


                                /s/ Christopher J. Cooney
                             By:___________________________________
                                Name:   Christopher J. Cooney
                                Title:  President

                                /s/ Christopher J. Cooney
                              _____________________________________
                              Christopher J. Cooney

                                /s/ Jeffrey Cooney
                              _____________________________________
                              Jeffrey Cooney